Exhibit 17.1

BY EMAIL ONLY

Flat A, 20/F
Yun Kai Building
466-472 Nathan Road
Kowloon
Hong Kong
gcas@netvigator.com
12 December 2017
Biostar Pharmaceuticals, Inc.
No. 588 Shiji Xi Avenue
Xianyang City, Shaanxi Province
People's Republic of China 712046

wrhaoxing@vip.163.com
Attn: The board of directors

Dear Sir/Madam

Re: Resignation as Independent Director

I, LEUNG King Fai hereby tender my resignation as an independent director of Biostar Pharmaceuticals, Inc. (the "BSPM") with effect from 12 December 2017 because my director's fee from 1 January 2014 to present has not been paid.

I repeatedly requested BSPM's management to pay my accrued director's fee many times. Up to this moment, BSPM is still unable to pay my accrued director's fee notwithstanding the significant cash inflows from fund raising activities and the huge amount of repayments from accounts receivable.

PLEASE SETTLE MY DIRECTOR'S FEE IMMEDIATELY.

Yours faithfully

LEUNG King Fai